Exhibit 2.5

BLUEFIRE EQUIPMENT CORPORATION
1113 Vine Street, Suite 125
Houston, Texas 77002

July 20, 2013

Mr. Tom Willis

RE: SALES COMMISSION AGREEMENT

Dear Tom:

This letter serves as an agreement under which BlueFire Equipment Corporation (hereafter "BFEC") and Tom Willis (hereafter "Willis") hereby agree to the following terms and provisions. Willis proposes and BFEC acknowledges that the terms and conditions of this Sales Commission Agreement are as follows:

Scope of Services

1a.
Willis shall act as an agent and provide a business presence for BFEC in the Permian Basin including West Texas and Southeastern New Mexico. Willis shall identify, screen and qualify prospective clients interested in purchasing or leasing drill bits, or engaging BFEC to provide other equipment or services. In addition, Willis will provide introductions to such companies and individuals, and assist with managing client accounts.

Fees and Allowances

2a.	Upon BFEC's receipt of payment from a client introduced by Willis, a sales commission equal to 5.0% of the gross sales price of products and services shall be paid by BFEC to Willis.

Term and Termination

3a.
The term of the Agreement is for two (2) years. Thereafter, this Agreement will automatically renew in one (1) year intervals unless notice of termination is provided. Either party may terminate this Agreement for cause with thirty (30) days written notice. For the purposes of this Agreement, cause is defined as a material breach of the Scope of Services.

General Provisions

4a.
BFEC and its principles covenant that they shall refrain from any effort to contact, communicate with, or circumvent Willis with regard to, any company or individual introduced to BFEC by Willis without Willis authorization; provided that BFEC did not already have a business relationship with such company or individual prior to execution of this Agreement.

4b.	BFEC and Willis hereby agree to mandatory arbitration to resolve any issues which are contended between the parties to this Agreement.

4c.
This Agreement represents the entire understanding between the parties and may not be amended or modified except in writing and with the consent and agreement of both parties. Should any portion of this Agreement be declared invalid, such declaration shall not affect remaining portions of the Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to choice of law doctrine.

4d.	This Agreement may be executed in multiple counterparts, each of which will be deemed as an original and all of which taken together shall constitute but one and the same instrument.

Tom, please confirm that the foregoing is in accordance with your understanding by signing and returning to me the enclosed duplicate of this letter.

Very Sincerely,

William A. Blackwell
Chief Executive Officer
BlueFire Equipment Corporation

AGREED AND ACCEPTED:

Name: Tom Willis

Signature: /s/ TOM WILLIS

Date:        July 30, 2013